BIOTIME, INC.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502
(510) 521-3390

December 3, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-167822

Ladies/Gentlemen:

The undersigned registrant hereby requests that its Registration Statement on Form S-3, as amended, File No. 333-167822, be declared effective at 9:30 a.m. December 7, 2010, or as soon thereafter as practicable.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BioTime, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	BioTime, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/Robert W. Peabody
Senior Vice President
Chief Operating Officer and
Chief Financial Officer